KIRKLAND LAKE GOLD AND NEWMARKET GOLD TO COMBINE TO
CREATE A NEW MID-TIER GOLD COMPANY

Toronto, Ontario and Vancouver, British Columbia – September 29, 2016 – Kirkland Lake Gold Inc. (“Kirkland Lake Gold”) (TSX: KLG) and Newmarket Gold Inc. (“Newmarket”) (TSX: NMI) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) to merge the two companies, creating an exciting new mid-tier gold company (the “Transaction”). The combined company will have a market capitalization of approximately C$2.4 billion and produce over 500 koz of gold annually. Existing Kirkland Lake Gold and Newmarket shareholders will own approximately 57% and 43% of the combined company, respectively, on a fully-diluted in-the-money basis.

The combination of Macassa and Fosterville will form the production backbone of a new mid-tier, high quality gold producer with low cost production and superior free cash flow generation.

Kirkland Lake Gold operates its flagship Macassa Mine Complex in the historic Kirkland Lake gold camp, as well as the Holt, Holloway and Taylor gold mines (the “Holt Mine Complex”) situated along the Porcupine-Destor Fault Zone, all located in northeastern Ontario. With the addition of Newmarket’s Fosterville Gold Mine (“Fosterville”) located in the state of Victoria, Australia and its other gold producing Cosmo and Stawell mines, the targeted gold production of the combined company will effectively be over 500 koz for the full year ended 2016. In addition, the combined company will have comprehensive technical capabilities to exploit its pipeline of development and exploration opportunities across a broad portfolio in both Tier-1 jurisdictions. This growth strategy will be supported by a strong balance sheet with a combined cash balance of over C$275 million along with superior free cash flow generation that amounted to C$92 million, on a combined basis, in the first half of 2016.

Highlights of the Transaction

Key investment highlights of the combined company include:

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Creation of a new low-cost, mid-tier gold producer: Pro forma company will produce over 500 koz of gold in 2016 with cash costs of less than US$650/oz and all-in sustaining cash costs below US$1,015/oz.

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Diversified production base: Combined company will operate seven mines and five mills in highly prospective gold camps with low geopolitical risk – Canada and Australia are two of the top mining jurisdictions in the world. Key in-country management structure, led by Darren Hall, will be kept in place to ensure seamless integration of the Australian operations.

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Production profile anchored by three high-grade, low-cost operations: Production profile anchored by the Macassa, Fosterville and Taylor mines. Combined production in 2016 from these three assets alone will be over 330koz, with cash costs of under US$600/oz and AISC below US$800/oz.

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Driving growth across two world class mining jurisdictions: This combination brings together a full complement of skill sets to position the combined company to take advantage of future profitable growth supported by the enhanced corporate financial strength. In addition, the combined company will have the ability to cross pollinate best practices to drive cost savings across the portfolio.

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Expanded discovery and exploration potential: District-scale property positions in established gold camps in Canada and Australia with strong development and exploration pipeline to future organic growth.

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Strong balance sheet and healthy cash flow generation: Cash balance of over C$275 million and significant expected free cash flow generation in 2016 will provide industry leading financial strength and flexibility.

Tony Makuch, President and CEO of Kirkland Lake Gold, said, “The combination with Newmarket is a very attractive opportunity for our shareholders. The potential that exists at Macassa as we continue to access higher grade mineralization in the South Mine Complex at depth will be complemented by Fosterville, a high-grade operation with exceptional successful drilling results. We see several opportunities to grow this company within the expanded portfolio, where the combined teams will have the financial and technical capabilities to execute on our progressive growth strategy.”

“Finally, I am very pleased to welcome Ray Threlkeld and Maryse Belanger, current Board members of Newmarket, and two new members, Jon Gill and Arnold Klassen to our Board of Directors upon completion of the Transaction. I would also like to welcome Darren Hall, of Newmarket, to Kirkland Lake Gold’s management team as President, Australian Operations.”

Douglas Forster, President and CEO of Newmarket stated: “The Transaction with Kirkland Lake Gold accomplishes Newmarket’s goal of becoming a quality, low cost +500,000 ounce per year gold producer while providing our shareholders with an immediate premium on their shares. The combination of our two flagship mines, Fosterville and Macassa, will be the cornerstone of an exciting new mid-tier gold producer with an attractive growth profile and operations in two of the best mining jurisdictions in the world. The high-grade, visible gold-bearing Eagle Structure at the Fosterville mine continues to deliver impressive exploration success leading to record mill grades and increased production and we are confident that Fosterville will remain a high-grade producer for many years. I would like to thank our shareholders for their support and most importantly, I would like to thank all of Newmarket’s employees and contractors who have contributed to the tremendous success of the Company.”

Luxor Capital Group, LP, which owns approximately 15.7 million shares of Newmarket as of September 25th, also announced its support of the transaction, "Luxor welcomes the opportunity to combine Newmarket with Kirkland Lake Gold, and in the process add scale, diversity and excellent growth potential to Newmarket's already exciting asset portfolio. Luxor intends to support the transaction in accordance with the recommendation of the Newmarket Board of Directors."

Benefits to Kirkland Lake Shareholders

•	Establishes the company as a high quality, mid-tier gold producer with a diversified production base and low production costs without adding development risk;
•	Diversified production base creating a company that has a lower operating risk profile;
•	Decreases overall production costs and strengthens the company’s ability to withstand fluctuations within the gold market;
•	Strengthens the balance sheet, increases ability to generate free cash flow and improves financial flexibility;

•	Extensive exploration upside with recent high grade discoveries in the Lower Phoenix, Harrier and Osprey zones at Fosterville to provide continued positive share price catalysts;
•	Creates second operating platform to further evaluate growth opportunities in another Tier 1 jurisdiction.

Benefits to Newmarket Shareholders

•	Immediate up-front premium implied within the exchange ratio;
•	Superior financial strength and flexibility to support a more aggressive exploration and development program at its Australian operations;
•	Strong exposure to high-quality, high grade Canadian production base;
•	Exposure to a diversified long-life reserve and resource base to support further growth.
•	Increased trading liquidity, enhanced value proposition and capital markets profile.

Board of Directors’ Recommendations

Kirkland Lake Gold appointed a special committee of independent directors to consider and make a recommendation with respect to the Transaction. The Arrangement Agreement has been unanimously approved by the Board of Directors of Kirkland Lake Gold, with the exception of Eric Sprott who did not participate in the board meetings or vote with respect to the Transaction. The Arrangement Agreement has also been unanimously approved by the Board of Directors of Newmarket. Both Boards of Directors recommend that their respective shareholders vote in favor of the Transaction.

RBC Capital Markets and Maxit Capital LP have provided fairness opinions to the Board of Directors of Kirkland Lake Gold. Each fairness opinion stated that the exchange ratio is fair, from a financial point of view, to the Kirkland Lake Gold shareholders. CIBC World Markets has provided a fairness opinion to the special committee of Kirkland Lake Gold, stating that, as of the date thereof, and based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the Exchange Ratio is fair, from a financial point of view, to common shareholders of Kirkland Lake Gold.

GMP Securities L.P. has provided a fairness opinion to the Board of Directors of Newmarket, stating that the Transaction is fair, from a financial point of view, to Newmarket.

Transaction Summary

The proposed business combination will be effected by way of a Plan of Arrangement under the Canada Business Corporations Act. At closing, all Kirkland Lake Gold common shares will be exchanged at a ratio of 2.1053 Newmarket common shares per Kirkland Lake Gold common share. Newmarket shareholders will continue to hold their existing common shares. The combined company, to be renamed Kirkland Lake Gold, will trade on the Toronto Stock Exchange (“TSX”). Concurrently with closing the Transaction, the combined company will undertake a 0.475 for 1 share consolidation subject to approval of the Newmarket shareholders.

Under the terms of the Transaction, existing shareholders of Newmarket will receive 0.475 of a post consolidation share for every 1 pre-consolidation share of Newmarket (the “Exchange Ratio”). The Exchange Ratio implies consideration of C$5.28 per Newmarket common share based on the closing price of Kirkland Lake Gold common shares on the Toronto Stock Exchange (“TSX”) on September 28, 2016. The Exchange Ratio represents a premium of 9.4% based on the closing share price of Newmarket on September 28, 2016 and a premium of 22.9% based on Newmarket’s 20-day volume weighted average price on the TSX on September 28, 2016. The implied equity value is equal to C$1.01 billion.

Existing Kirkland Lake Gold and Newmarket shareholders will own approximately 57% and 43%, respectively, of the combined company on a fully-diluted in-the-money basis.

For Kirkland Lake Gold, the Transaction will require approval by 66 2/3 percent of the votes cast by its shareholders as well as the approval of a simple majority of disinterested shareholders voting at a special shareholders meeting. The Transaction will require the approval of a simple majority of the shareholders of Newmarket as well as the approval of 66 2/3 percent of the votes cast by Newmarket shareholders to effect the name change and share consolidation.

Officers and directors of Kirkland Lake Gold, who together control approximately 6.8% of the outstanding shares of Kirkland Lake Gold, have entered into voting support agreements pursuant to which they will vote their common shares in favor of the Transaction. Officers, directors and certain principal shareholders of Newmarket, who together control approximately 21.3% of the outstanding shares of Newmarket, have entered into voting support agreements pursuant to which they will vote their common shares in favor of the Transaction. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals including TSX approval and the satisfaction of certain other customary closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions including non-solicitation provisions, a right to match any superior proposal, a C$55.0 million termination fee payable to Newmarket under certain circumstances and a C$42.5 million termination fee payable to Kirkland Lake under certain circumstances.

Management Team and Board of Directors

The senior executive team and the Board of Directors of the combined company is enhanced by the addition of the new members who all have a wealth of knowledge and experience to support the newly combined entity.

The new Board of Directors will be comprised of the following individuals:

Eric Sprott	Chairman of the Board	Ray Threlkeld	Independent
Tony Makuch	President & CEO	Maryse Belanger	Independent
Barry Olson	Independent	Jon Gill	New independent member
Pamela Klessig	Independent	Arnold Klassen	New independent member
Jeffrey Parr	Independent

Timing

Full details of the Transaction will be included in the management information circulars of Kirkland Lake Gold and Newmarket and are expected to be mailed to their respective shareholders in October 2016. It is anticipated that both shareholder meetings and closing of the Transaction will take place in the fourth quarter of 2016.

Advisor and Counsel

RBC Capital Markets and Maxit Capital LP are acting as financial advisors to Kirkland Lake Gold with Cassels Brock & Blackwell LLP acting as its legal advisor.

GMP Securities L.P. is acting as financial advisor to Newmarket. Stikeman Elliott LLP is acting as Newmarket’s legal advisor.

Conference Call

Kirkland Lake Gold and Newmarket will host a joint conference call on Thursday, September 29, 2016 at 8:45 am Eastern Time, or 5:45 am Pacific Time, for members of the investment community to discuss the Transaction. The call-in details are as follows:

Conference ID: 88904219

•	Canada & USA toll-free: (877) 201-0168
•	Outside of Canada & USA: (647) 788-4901

A copy of the investor presentation is also available on the Kirkland Lake Gold and Newmarket investor websites at www.klgold.com and www.newmarketgoldinc.com, respectively. An audio recording of the conference call will be made available shortly after the call on the Kirkland Lake Gold and Newmarket websites.

About Kirkland Lake Gold Inc.

Kirkland Lake Gold is a Canadian focused, intermediate gold producer with assets in the historic Kirkland Lake gold camp, and east of the Timmins gold camp along the Porcupine-Destor Fault Zone, both in northeastern Ontario. The Company is currently targeting annual gold production of between 270,000 to 290,000 ounces from its cornerstone asset, the Macassa Mine Complex and the Holt Mine Complex which includes the Holt, Holloway and Taylor mines.

The Company is committed to building a sustainable mining company that is recognized as a safe and responsible gold producer with quality assets in safe mining jurisdictions.

About the Newmarket Gold Inc.

Newmarket is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth, focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

For further information, please contact:

Kirkland Lake Gold Inc.

www.klgold.com

Anthony (Tony) Makuch	Suzette N Ramcharan, CPIR
Chief Executive Officer	Director of Investor Relations
Phone: +1 416-840-7884	Direct: +1 647-361-0200; Mobile: +1 647-284-5315
E-mail: tmakuch@klgold.com	E-mail: sramcharan@klgold.com

Newmarket Gold Inc.
www.newmarketgoldinc.com

Ryan King
VP, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@newmarketgoldinc.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold and Newmarket with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) expectations regarding whether the proposed Transaction will be consummated, including whether conditions to the consummation of the Transaction will be satisfied, or the timing for completing the Transaction, (ii) expectations for the effects of the Transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (iii) the potential benefits and synergies of the Transaction and (iv) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold’s and Newmarket’s respective management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold and Newmarket believe that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms and schedule; the ability of Kirkland Lake Gold and Newmarket to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Transaction; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and Newmarket and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Newmarket with the Canadian securities regulators, including Kirkland Lake Gold’s and Newmarket’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended June 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold and Newmarket have attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold and Newmarket do not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Kirkland Lake Gold Qualified Person and QA/QC

All production information and other scientific and technical information in this news release with respect to Kirkland Lake Gold and its assets were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and were prepared, reviewed, verified and compiled by Kirkland Lake Gold’s mining staff under the supervision of Keyvan Salehi, P.Eng., Kirkland Lake Gold's Vice President of Corporate Development & Technical Services. The exploration programs across the Company’s land holdings were prepared, reviewed, verified and compiled by Kirkland Lake Gold’s geological staff under the supervision of Mr. Doug Cater, P.Geo., the Company’s Vice President of Exploration. All reserve and resource estimates for the Kirkland Lake Properties have been audited and verified, and the technical disclosure has been approved, by the Company’s independent reserve and resource engineer, Glenn R. Clark, P. Eng., of Glenn R. Clark & Associates Limited. Mr. Clark is a ‘qualified person’ under National Instrument 43-101. The QP’s for the mineral reserves and resources outlined under the PDFZ Properties are Doug Cater P.Geo, and Keyvan Salehi P.Eng., the VP Exploration and VP Corporate Development and Technical Services, and not considered independent under NI 43-101. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

Newmarket Qualified Person and QA/QC

All production information and other scientific and technical information in this news release with respect to Newmarket and its assets were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified and compiled by Newmarket’s geological and mining staff under the supervision of Mark Edwards, MAusIMM (CP), MAIG and Newmarket’s General Manager, Exploration, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

The information in this news release includes the following non-IFRS financial measures: all-in sustaining costs per ounce of gold sold (“AISC”), cash costs per ounce of gold sold, and free cash flow. These financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may also be applying the World Gold Council ("WGC") guidelines, which can be found at http://www.gold.org. Management of Kirkland Lake Gold and Newmarket believe that the use of these non-IFRS measures will assist analysts, investors and other stakeholders of the companies in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the companies’ operating performance, the combined company’s ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis, and for planning and forecasting of future periods. However, AISC does have limitations as an analytical tool as it may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-IFRS measures should not be considered in isolation, or as a substitute for, analysis of the companies; results as reported under IFRS. A reconciliation of certain the non-IFRS measures presented in this news release is contained in Kirkland Lake Gold's most recently filed annual MD&A, which is available on SEDAR at www.sedar.com.